Exhibit (a)(5)(lxxxiv)

FINAL TRANSCRIPT

CCBN StreetEventssm

CCBN StreetEvents Transcript

ORCL—Oracle at Goldman Sachs Software Retreat

Event Date/Time: Nov. 13. 2003 / 8:30AM ET

Event Duration: N/A

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FINAL TRANSCRIPT

CORPORATE PARTICIPANTS

Chuck Phillips

EVP, Office of the CEO—Oracle Corporation

CONFERENCE PARTICIPANTS

Unidentified Participant

PRESENTATION

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS AND COMMENTS UNRELATED TO THE TENDER OFFER]

[REDACTED]

Unidentified Participant

What’s your perspective of this PeopleSoft bidding, how it’s affecting your business and pricing and the market in general?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

Well, it’s done a couple of impacts. I’d say on pricing, the market was already super aggressive and so PeopleSoft continues to be the more aggressive there. That didn’t surprise is, I’m not sure that’s much of a change. I would say from a visibility standpoint, lots of people, if they didn’t know we were in the applications business, they probably know now. Lots of customers want to talk about it, lot of joint customers who have a lot of customers who were just curious in calling so.

So we’ve done town hall meetings, we’ve done user group meetings, one on one meetings, lots of different ways, and we were at disadvantage in the fact that PeopleSoft had all the names and addresses of the customers so I can immediately, kind of bombard them with a lot of these messages. I’m also [Inaudible] to it. And then we had the kind of one of a kind through these various methods, reach them.

But they’ve been finding, since I would say, that’s still continuing, we have a little group, that’s all they do every day is reach PeopleSoft customers. And the upside is it has allowed us to engage in conversation with a lot of customers we probably wouldn’t have had a reason to talk to before.

[REDACTED]

Unidentified Participant

Now we’ll open it up for questions. While we’re waiting I’ll go ahead and ask the PeopleSoft question. There’s a rumor every week. It seems to me that you wait until you hear from the DoJ before you do anything. Some rumors you going to pull the bid, others you’re going to raise the bid. It would seem to be sort of wild (ph) so they can hear what the DoJ says in any event. Is that sort of the next data point for you?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

Yeah, that’s the next milestone and right now they’re saying kind of September/January at the time frame. But it’s [Inaudible] and a lot of people involved in the DoJ, lot of information they have to go through, very complex industry for them to learn quickly. So, we have to err on the side of making sure they have all the information they need, no sense in rushing, if they need until January, take until January.

FINAL TRANSCRIPT

Unidentified Participant

There’s an article in the press yesterday that said that this person, source said they were going to fight it. Do you have a clue what’s going to happen there?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

Well, we are in the process of doing the normal taking depositions, gathering information that could have been interpreted in some way. But we’re still in the mix of the process. I know everybody, a small number of people. So it’s kind of hard to believe whoever wrote that had any real information.

Unidentified Participant

In the few years do they wait until after the DoJ rules?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

They don’t have to but technically, at least in the past anyway, they tend to want to see what DoJ decides typically U.S. deal. U.S. companies primarily involved. So, technically they could decide it, but it’s not likely.

Unidentified Participant

Okay, questions?

Unidentified Participant

Related to the PeopleSoft, JD Edwards acquisitions, obviously you know about those companies for several years and your bid wasn’t prompted until they decided to get together. So what was it about their combination that you saw that wanted to make you react. Did you see it as a meaningful threat to your applications and then to follow on to that. If you do see them as a threat, and going after them is a way to counteract that threat, what is an acquisition, of say, like BEA, be a way to undercut them instead of coming at them from the top, to go at them from the bottom.

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

I think the way we’re looking at it is PeopleSoft had been on the agenda several board meetings. As you probably know, Craig and Larry, next conversation, a year before that. And it was something that the board and Larry and everybody involved wanted to do. And so when the transaction was announced, it was, the work had already been done.

There was a window closing, if we’re ever going to own PeopleSoft stand alone which was our initial preference, we had to make a decision or not, so we decided it’s worth trying. We still think it’s a good fit, we’re comfortable, we know this company well, we know the customers well. And we can own the company. It’s just less complexity if JD Edwards wasn’t involved, so we prefer to stand-alone. So we decided to try it.

Unidentified Participant

So on the BEA? Is that just something that?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

I’m not sure I would connect that with, that’s not a reason to buy BEA, just to try to throw it to PeopleSoft, it has to make sense for shareholders. But, we are looking at lots of things in different categories and I wouldn’t say any one thing is exclusive of another.

We can do multiple transactions at once, we can do transactions before PeopleSoft is done. We can do right after PeopleSoft is done. We have enough capital and bandwidth to do that, so we’re not stopping anything waiting around for PeopleSoft.

Unidentified Participant

Chuck, we’ve talked before at one of the analyst meetings and I had a sense that future deals probably more likely to be friendly deals rather than hostile as your experience with the hostile transaction.

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

Well, we thought missing (ph) was pretty friendly, the shareholders kind of liked it.

Unidentified Participant

You though the PeopleSoft was [Inaudible].

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

We separate friendly to whom, right, so shareholders always like more money, management, that’s a different story. They’re just [Inaudible].

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Unidentified Participant

Would it be likely that we see more hostile [Inaudible]?

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

If they have a preference, obviously, friendly is fine, just less complexity. But we’ll do whatever it takes, whatever the right thing to do at the time.

[REDACTED]

Unidentified Participant

[Inaudible]

Chuck Phillips—EVP, Office of the CEO—Oracle Corporation

Okay, glad to do that one. What happened was they did amend their program in a filing with the SEC last week, so that’s what started this process. So before, PeopleSoft just had a money back guarantee, you just had a three to five X (ph) whatever you bought back if Oracle bought the company and if on top of that we lowered any amount of investment in the product.

So when they changed the complaint last week, the filing last week rather, what they added was they went to four years out, included any other company beyond not just any company buying PeopleSoft. But the third one that really I think caused the issue was that any change of a board, majority of members of the board, so it’s existing shareholders, people in this room that if you swap out the board, which apart from the SEC has been trying to make easier for everybody to do right?

So shareholders would be good fill of slate of directors. People in this room change the board of directors who face [Inaudible] of the board and you become subject to the same penalties, same liabilities, $800 million that’s out there. So, you can have no change of control in the company, and have all these pre business liabilities kick in. So if that’s the case, now, that means that PeopleSoft, as it exists today, potentially has these same liabilities, not us.

So before the liabilities were on the third party, they’re were trying to put them off. Now the liabilities, probably the PoepleSoft itself, which brings up all sorts of revenue recognition issues as well. So based on that, their shareholder filed suit last Friday and they called up to ask us if we’d join the suit. So seeing that we always though it was something that was they can see into the shareholders, basically a big portion of the bill.

By going to this new level, it applies to virtually anybody, other than existing board member, was beyond what anybody can see. And the existing board members was beyond what anybody had conceived and the existing shareholders ask to join, so we join in the suit with them.

As of last quarter, we’ve been analyzing these numbers closely on a combined basis. Kind of PeopleSoft versus JD Edwards and we track about a million metrics, everything that we looked at. And I think it’s pretty clear. If you look on the year-to-year basis, and just combined the two companies, their decline in license revenue is about 18%.

Compare that to everybody else, last nine months, nine months to this year, we were down about 2%, SAP was down about 8%. You have PeopleSoft, JD Edwards on a combined basis down 23%. And then Siebel down 38%. And that’s basically the tone it takes in the last nine months on a combined basis [Inaudible] basis for this month. So, none of us are doing great in home runs but I think on a relative basis, we gained share.

With PeopleSoft, they’ve had double digit declines, either separately or with JD Edwards for the last seven quarters. And so, we think that’s why they had to buy JD Edwards and that’s why you do that in the last month in your quarter, they follow (ph) some things happening.

So from our perspective, what we felt happening was we were starting to convert DSL (ph) base at Oracle, SAP is doing the same thing. There’s a lot of customers who only had human resource from PeopleSoft. And it’s a good product, they were a pioneer there, there’s no question about it. But as time went on, our HR product got better, SAP’s got better, both of us have (ph) good enough, and in some cases better HR products.

So now the decision is do I want this one thing, still being a receptor technology, or do I want it to be consistent with everything else. And so we’re just switching for that reason to see administration management. And we were saying, I think SAP was saying more than we were, they were getting more of that. But we said if they’re going to switch over we’d much rather try to get them to switch to our product than SAP’s, this is going to happen anyway.

So, that’s what the other part of the thinking, why we did it. But it’s just a matter of time. One way or the other they’re going to go somewhere because too many people have that same problem.

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